FORM 4
                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

| |     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*/ 2. Issuer Name and Ticker or Trading    / 6. Relationship of Reporting Person(s) to Issuer
                                        /    Symbol                               /              (Check all applicable)
                                        /                                         /
                                        /    Digital Power Corporation (AMEX:DPW) /     X   Director             X   10% Owner
                                        /                                         /     X   Officer             ___  Other
                                        /                                         /         (give title below)       (specify below)
                                        /                                         /
Amitai,       David                     /                                         /         President and Chief Executive Officer
----------------------------------------/---------------------------------------- /-------------------------------------------------
(Last)        (First)       (Middle)    / 3. IRS Identification/ 4. Statement for / 7. Individual or Joint/Group Filing
                                        /    Number of         / (Month/Day/Year) /    (Check Applicable Line)
                                        /    Reporting Person, /                  /
41920 Christy Street                    /    if an entity      /    3/31/03       /     X  Form filed by One Reporting Person
----------------------------------------/    (Voluntary)       /------------------/
(Street)                                /                      / 5. If Amendment, /    ___ Form filed by More than One Reporting
                                        /                      / Date of Original /        Person
                                        /                      / (Month/Day/Year) /
Fremont,               CA      94538    /                      /                  /
--------------------------------------- /                      /                  /
(City)                (State)  (Zip)    /                      /                  /
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                           TABLE I - NONDERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title     /2.Trans-   /2A. Deemed   /3.Transaction/4. Securities Acquired (A) or     /5. Amount of /6. Ownership / 7. Nature of
   of        /  action   /    Execution/  Code       /   Disposed of (D) (Instr. 3,     / Securities  /   Form:     /    Indirect
  Security   /  Date     /    Date, if /  Instr. 8)  /   4 and 5)                       / Beneficially/   Direct (D)/    Beneficial
  (Inst.3)   /(Mo/Day/Yr)/    any      /             /                                  / Owned       /   or        /    Ownership
             /           / (Mo/Day/Yr) /------------------------------------------------/ Following   /   Indirect  /
             /           /             / Code /  V   /   Amount   /(A) or (D)/  Price   / Reported    /   (I)       /    (Instr. 4)
             /           /             /      /      /            /          /          / Trans-      /             /
             /           /             /      /      /            /          /          / action(s)   /   (Instr.4) /
             /           /             /      /      /            /          /          /(Inst. 3 & 4)/             /
====================================================================================================================================
Common Stock   3/31/03         P                        900,000        A       $0.666      2,150,000          I       Owned by
                                                                                                                      Telkoor
                                                                                                                      Telecom
                                                                                                                      Ltd.(1)
====================================================================================================================================


                           TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                      (e.g., puts, calls, warrants, options, convertible securities)
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1.          / 2.      /3.      /3A. Deemed/4.Trans-/5. Number of/6. Date         /7. Title and   /8.      /9.      /10.     /11.
Title of    / Con-    /  Trans-/ Execution/ action / Derivative / Exercisable    /   Amount of   / Price  / Number / Owner- /Nature
Derivative  / version / action / Date, if / Code   / Securities / and Expiration /   Underlying  /   of   /   of   / ship   /of
Security    /   or    / Date   / any      /        / Acquired   / Date           /   Securities  / Deriv- / Deriv- / Form of/In-
(Instr. 3)  / Exercise/ (Month// (Month/  /(Inst.8)/ (A) or     /                /               / ative  / ative  / Deriv- /direct
            / Price of/  Day/  /  Day/    /        / Disposed of/(Month/Day/Year)/(Instr. 3 & 4) / Secu-  / Secu-  / ative  /Bene-
            /   of    /  Year) /  Year)   /        / (D)        /                /               / rity   / rities / Secu-  /ficial
            / Deriv-  /        /          /        /            /                /               /        / Benefi-/ rities /Owner-
            / ative   /        /          /        /(Inst.3,4,5)/                /               /(Inst.4)/ cially / Benefi-/ship
            / Secu-   /        /          /--------/------------/----------------/---------------/        / Owned  / cially /
            / rity    /        /          /Code/ V / (A) / (D)  / Date   / Expir-/ Title /Amount /        /Follow- / Owned  /(Inst.
            /         /        /          /    /   /     /      / Exer-  / ation /       / or    /        /ing     /        / 4)
            /         /        /          /    /   /     /      / cisable/ Date  /       /No. of /        /Reported/(Inst.4)/
            /         /        /          /    /   /     /      /        /       /       /Shares /        /Trans-  /        /
            /         /        /          /    /   /     /      /        /       /               /        /actions /        /
            /         /        /          /    /   /     /      /        /       /               /        /(Inst.4)/        /
====================================================================================================================================
Options to                                                                                                 200,000     D       N/A
Purchase
Stock
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Warrants to     -      3/31/03            J(2)           900,000 11/13/01 5/23/03 Common 900,000     -   1,000,000     I   Owned by
Purchase                                                                          Stock                                    Telkoor
Stock                                                                                                                      Telecom
                                                                                                                           Ltd.(1)
====================================================================================================================================
Explanation of Responses:

(1) Mr. Amitai is Director and Chief Executive Officer of Telkoor Telecom Ltd.  He owns 39.98% of the shares of Telkoor Telecom Ltd.
    Mr. Amitai disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest.
(2) Cancellation of a long derivative position, with no value received (exempt pursuant to Rule 16b-6(d)).



                                                                                   /S/ DAVID AMITAI                     4/2/03
                                                                                   --------------------------------     ----------
                                                                                   David Amitai                         Date



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.